# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Barings Private Credit Corporation, CIK 0001859919
CUSIP: 06763A101
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 300 South Tryon Street, Suite 2500, Charlotte, North Carolina (NC), 28202
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-177620
Filed by CIK 0002027566

## Reporting persons
- CPCF SPV, LLC: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,559,392; sole dispositive power 0; shared dispositive power 4,559,392; aggregate amount beneficially owned 4,559,392 (4.79% of the class)
- Cresset Partners Private Credit Fund, LLC: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,559,392; sole dispositive power 0; shared dispositive power 4,559,392; aggregate amount beneficially owned 4,559,392 (4.79% of the class)
- Cresset Partners Private Credit Fund MM, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,559,392; sole dispositive power 0; shared dispositive power 4,559,392; aggregate amount beneficially owned 4,559,392 (4.79% of the class)
- Cresset Partners Private Credit Fund Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,559,392; sole dispositive power 0; shared dispositive power 4,559,392; aggregate amount beneficially owned 4,559,392 (4.79% of the class)
- Cresset Partners Private Funds Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,559,392; sole dispositive power 0; shared dispositive power 4,559,392; aggregate amount beneficially owned 4,559,392 (4.79% of the class)
- Cresset Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,559,392; sole dispositive power 0; shared dispositive power 4,559,392; aggregate amount beneficially owned 4,559,392 (4.79% of the class)
- Cresset Control Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,559,392; sole dispositive power 0; shared dispositive power 4,559,392; aggregate amount beneficially owned 4,559,392 (4.79% of the class)
- Cresset Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,559,392; sole dispositive power 0; shared dispositive power 4,559,392; aggregate amount beneficially owned 4,559,392 (4.79% of the class)

## Item 1. Issuer
Name of issuer: Barings Private Credit Corporation
Address of issuer's principal executive offices: 300 South Tryon Street, Suite 2500, Charlotte, North Carolina 28202

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by the following entities (collectively, the "Reporting Persons"):

(1) CPCF SPV, LLC, a Delaware limited liability company ("CPCF SPV");

(2) Cresset Partners Private Credit Fund, LLC, a Delaware limited liability company ("CPCF"), the sole member of CPCF SPV;

(3) Cresset Partners Private Credit Fund MM, LLC, a Delaware limited liability company, the managing member of CPCF;

(4) Cresset Partners Private Credit Fund Manager, LLC, a Delaware limited liability company, the management company of CPCF;

(5) Cresset Partners Private Funds Group, LLC, a Delaware limited liability company, the sole member of Cresset Partners Private Credit Fund MM, LLC;

(6) Cresset Partners, LLC, a Delaware limited liability company, the sole member of Cresset Partners Private Funds Group, LLC and sub-advisor to Cresset Partners Private Credit Fund Manager, LLC; and

(7) Cresset Control Corporation, a Delaware corporation, the sole member of Cresset Partners, LLC; and

(8) Cresset Capital Management, LLC, a Delaware limited liability company, the sole member of Cresset Control Corporation;

and for each Reporting Person, with respect to shares of Common Stock of the Issuer directly held by CPCF SPV as reported in this statement.

CPCF, Cresset Partners Private Credit Fund MM, LLC, Cresset Partners Private Credit Fund Manager, LLC, Cresset Partners Private Funds Group, LLC, Cresset Partners, LLC, Cresset Control Corporation and Cresset Capital Management, LLC exercise shared voting and investment control over the Issuer's securities directly held by CPCF SPV and may be deemed to beneficially own the securities held of record by CPCF SPV. Each Reporting Person, other than CPCF SPV, disclaims beneficial ownership of all securities of the Issuer held by CPCF SPV, except to the extent of its pecuniary interest therein and this report shall not be an admission that such Reporting Person is the beneficial owner of such securities for purposes of Section 13 of the Act or for any other purpose.
Address of principal business office or, if none, residence:
444 W Lake Street #4700

Chicago, Illinois 60606
Citizenship: Each of CPCF SPV, CPCF, Cresset Partners Private Credit Fund MM, LLC, Cresset Partners Private Credit Fund Manager, LLC, Cresset Partners Private Funds Group, LLC, Cresset Partners, LLC and Cresset Capital Management, LLC is a Delaware limited liability company. Cresset Control Corporation is a Delaware corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person in this Schedule 13G and is incorporated herein by reference for each Reporting Person.
Percent of class: 4.79
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4559392.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4559392.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CPCF SPV, LLC: William A. Rudnick, William A. Rudnick, Executive Managing Director (01/10/2025)
- Cresset Partners Private Credit Fund, LLC: William A. Rudnick, William A. Rudnick, Executive Managing Director (01/10/2025)
- Cresset Partners Private Credit Fund MM, LLC: William A. Rudnick, William A. Rudnick, Executive Managing Director (01/10/2025)
- Cresset Partners Private Credit Fund Manager, LLC: William A. Rudnick, William A. Rudnick, Executive Managing Director (01/10/2025)
- Cresset Partners Private Funds Group, LLC: William A. Rudnick, William A. Rudnick, Executive Managing Director (01/10/2025)
- Cresset Partners, LLC: William A. Rudnick, William A. Rudnick, Executive Managing Director (01/10/2025)
- Cresset Control Corporation: William A. Rudnick, William A. Rudnick, Executive Managing Director (01/10/2025)
- Cresset Capital Management, LLC: William A. Rudnick, William A. Rudnick, Executive Managing Director (01/10/2025)